BLACKROCK INVESTMENTS, LLC
(SEC. I.D. No. 8-48436)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-48436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/16_____ AND ENDING_____12/31/16_____

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Investments, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

55 East 52nd Street_____

                    (No. and Street)

New York _____ New York_____ 10055_____ _____

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Saurabh Pathak   212-810-8182_____ _____

                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP_____
(Name – if individual, state last, first, middle name)

30 Rockefeller Plaza _____ New York_____ New York_____ 10112_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

    SEC 1410 (06-02)







AN OATH OR AFFIRMATION

I, Saurabh Pathak, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to BlackRock Investments, LLC (the "Company") as of December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/24/17
Date

Financial and Operations Principal
Title

Subscribed to before me this 24th day of February, 2017.

Notary Public

ANGELA R. CUCINOTTO
Notary Public, State of New York
No. 01CU6004803 Qualified in Queens County
Certificate Filed in New York County
Commission Expires March 30, 2018

BlackRock Investments, LLC
Statement of Financial Condition
As of December 31, 2016

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition.. 3



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To BlackRock Investments, LLC

We have audited the accompanying statement of financial condition of BlackRock Investments, LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BlackRock Investments, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2017

BlackRock Investments, LLC
Statement of Financial Condition
December 31, 2016
(Dollar amounts in thousands)

Assets		
Cash and cash equivalents	$	47,566
Due from related parties		45,534
Accounts receivable		142
Other assets		237
Total assets	$	93,479
Liabilities		
Due to broker-dealers	$	41,782
Due to related parties		2,442
Accounts payable and accrued liabilities		170
Total liabilities		44,394
Member's equity		49,085
Total liabilities and member's equity	$	93,479

See accompanying notes to statement of financial condition.

BlackRock Investments, LLC
Notes to Statement of Financial Condition
December 31, 2016

1. Organization

BlackRock Investments, LLC (the "Company") is a Delaware limited liability company. The Company is a wholly owned subsidiary of BlackRock, Inc. ("BLK"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is the distributor of various BLK-sponsored mutual funds, *iShares*® exchange-traded funds and certain municipal securities (collectively, the "Funds").

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and a money market fund. Cash and cash equivalents are carried at either cost or amortized cost which approximates fair value due to their short-term maturities.

Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes inputs to valuation approaches used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

-Level 1 Inputs: Quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.
-Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

-Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability, which may include non-binding broker quotes.

The Company's financial assets measured at fair value consist of an investment in a third-party money market fund which is included in cash and cash equivalents on the statement of financial condition. At December 31, 2016 and during the year then ended, the Company's investment in the third-party money market fund of $30.0 million was classified as Level 1. The carrying value of the money market fund approximates its fair value, which was based on a quoted market price.

Income Taxes

The Company is a disregarded entity for U.S. tax purposes and generally is not subject to income taxes. BLK is individually liable for income taxes, if any, on the Company's net taxable income. Accordingly, no income tax provision has been recorded.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position would be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. The Company has not recorded any income tax liabilities on its statement of financial condition at December 31, 2016.

3. Related Party Transactions

As a distributor of certain Funds, the Company receives distribution and service fees from the Funds and re-distributes substantially all of those fees to the ultimate third-party selling broker-dealers of these Funds and a wholly owned subsidiary of BLK. Pursuant to these arrangements, $44.0 million was due from these Funds and $1.8 million was payable to the wholly owned subsidiary of BLK at December 31, 2016.

The Company provides certain distribution services for a fee to a wholly owned subsidiary of BLK. Certain wholly owned subsidiaries of BLK provide general and administration services to the Company. Amounts due from related parties and due to related parties pertaining to these transactions were $1.5 million and $0.6 million at December 31, 2016, respectively.

Outstanding amounts related to the above transactions are recorded net in due to and due from related parties where the legal right and intent to offset exists.

4. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's

maximum exposure under these arrangements cannot be quantified as this could involve future claims that may be made against the Company that have not yet occurred. Management believes that the likelihood of any material liability arising under these arrangements is remote. No related liability has been recorded in the statement of financial condition.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain regulatory investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with legal counsel, that there are no matters pending against the Company that would have a material effect on the statement of financial condition of the Company at December 31, 2016.

5. Net Capital Requirements

The Company calculates its net capital using the alternative method under Rule 15c3-1 of the Act, which requires the Company to maintain minimum net capital of the greater of $250 thousand or 2% of aggregate debits, as defined. At December 31, 2016, the Company had net capital of approximately $32.7 million, which was $32.4 million in excess of its required net capital of $250 thousand.

6. Subsequent Events

The Company conducted a review for subsequent events and determined that no subsequent events had occurred that would require accrual or additional disclosures.